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                                                                                                                                                                          August 12, 2010

VIA EDGAR

Sasha Parikh, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street NE
Washington, DC  20549

Re:	Avanyx Therapeutics Inc.
Registration Statement on Form S-1
Filed June 24, 2010
File No. 333-164785

Dear Ms. Parikh:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Avanyx Therapeutics Inc. (“Avanyx” or the “Company”) dated July 20,  2010 with respect to the above-referenced filing (the “S-1” or the “Registration Statement”).

As we have discussed with the Staff, we are providing our responses to the Staff’s comments prior to submitting an additional amendment to the Registration Statement.

For your convenience, we have included the Staff’s comment in italics before the Company’s response.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Prospectus Summary, page 1
Overview, page 1

Staff Comment 1. We note your response to our prior comment 7 and reissue the comment in part.  Please expand the current discussion in the Prospectus Summary section to provide a summary of your risk factors, including the fact that:

Sasha Parikh
August 12, 2010

•	you are a development-stage company with no operating history;
•	your drug candidates in development are based upon novel unproven technologies;
•	you may be unable to commercialize your products;
•	you are dependent upon your sole officer for management and direction and the loss of this person could adversely affect your operations and results; and
•	the lack of a broker or dealer to create or maintain a market in your stock could adversely impact the price and liquidity of your securities.

1.           We have revised the discussion in the Prospectus Summary section to integrate summary discussion of risk factors, including those specified in Comment No. 1, so that the Prospectus Summary section will now read as follows:

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this Prospectus.  To understand this offering fully, you should read the entire Prospectus carefully.  Unless the context otherwise requires, references contained in this Prospectus to the “Company,” “Avanyx,” “we,” “us,” or “our” shall mean Avanyx Therapeutics, Inc., a Delaware corporation formed on August 24, 2009.

Overview

We were organized as a Delaware corporation on August 24, 2009.  We are a development stage company with no operating history, which makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

Our primary business is the development, manufacture and marketing of therapeutic drugs with a focus on glyco-pathology, a specialized field involving understanding the importance of glycoproteins in biochemistry and progression of diseases.  Our pharmaceutical agents are intended for intravenous administration into the circulatory system and targeting acute and late stage diseases that, we believe, have great unmet medical need.

We intend to develop and manufacture IPOXYN™, a glyco-protein-based therapeutic agent that incorporates our proprietary processes and patented technology.  OurIPOXYN™ anti-hypoxia drug consists of a stabilized glycoprotein composition containing oxygen-rechargeable iron, targeting both human and animal tissues and organ systems deprived of oxygen and in need of metabolic support.  IPOXYN™ is based on novel unproven technologies.  We may be unsuccessful in developing these technologies into drugs which the FDA ultimately will approve.

We have not  commenced human clinical trials for any drug under development   We will contract with outside vendors to produce sufficient IPOXYN™ to complete our pre-clinical pharmacokinetic, safety and efficacy studies in support of an investigative new drug (“IND”) filing in the United States and Europe in 2011.    We hope to be able to commence marketing IPOXYN™ for veterinary applications, which we view as a potentially lucrative market, in 2011 in various locations around the world.  However, there is no assurance that we will be able to successfully commercialize our products.

Approval of IPOXYN™ for veterinary use requires the filing of a New Animal Drug Application (NADA) with, and approval by the Center for Veterinary Medicine Division of, the FDA.  The requirements for approval are similar to those for new human drugs, exclusive of human trials.  Obtaining NADA approval often requires safety and efficacy clinical field trials in the applicable species and disease, after submission of an Investigational New Animal Drug Application, which for non-food animals becomes effective upon acceptance for filing.  We have not conducted any clinical trials or filed any applications with the FDA with respect to IPOXYN™.

Sasha Parikh
August 12, 2010

Our independent auditors noted in their report accompanying our financial statements for the year ending December 31, 2009 that the Company’s limited resources and operating history, as well as operating losses raise substantial doubt about the Company’s ability to continue as a going concern.  As of March 31, 2010, we had a cumulative net loss of $2,890,357, of which $2,740,000 was related to patents, know-how and management advisory services recorded in exchange for 10,000,000 shares of our common stock.  As of March 31, 2010, the Company had $19,026 cash on hand, which was provided by our CEO.

We do not currently have sufficient capital resources to fund operations.  To stay in business and to continue the development of IPOXYN™ we will need to raise additional capital through public or private sales of our securities, debt financing or short term bank loans, or a combination of the foregoing.  We believe that if we can raise $5,000,000 in this offering it will be sufficient to provide working capital for the next year and we will be able to complete clinical trials of IPOXYN™ in preparation for filing an NADA for veterinary use.

Our shares of common stock are not listed on any national securities exchange nor are quotes for our common stock available in any over-the-counter market.  Prior to this offer, there has been no public market for the Company’s common stock.  There can be no assurance that a market for such securities will develop.  We  have no agreement with any broker or dealer to make a market for our securities, and the lack of any such relationship could adversely impact the price and liquidity of our securities.

We have not applied to register the shares in any state.  An exemption from registration will be relied upon in the states where the shares are distributed and may only be traded in such jurisdictions after compliance with applicable securities laws.  There can be no assurances that the shares will be eligible for sale or resale in such jurisdictions. We may apply to register the shares in several states for secondary trading; however we are under no requirement to do so.

Our only current officer is David Platt.  We are dependent upon Dr. Platt for implementation of our proposed expansion strategy and execution of our business plan. The loss of Dr. Platt could have a material adverse effect upon its results of operations and financial position. The loss of Dr. Platt could delay or prevent the achievement of our business objectives.

The preceding summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus.  The securities offered hereby are speculative and involve a high degree of risk. See "Risk Factors."

Dilution of the Price you Pay for Your Shares, page 37

Staff Comment 2.         We note that you disclose that dilution to purchasers in this offering will be $.01. That amount does not appear to be correct.  The difference between the offering price per share and the pro forma net tangible book value per share after the offering appears to $1.85, $1.41 and $0.93 if 1 million, 5 million or 15 million shares are sold, respectively.  Please revise or explain.

2.  We have revised and corrected the language on page 37 to read as follows:

Sasha Parikh
August 12, 2010

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

We are offering our Common Stock at a price per share that is significantly more than the price per share paid by the current stockholders of our Common Stock.  We are offering for sale up to an additional 15,000,000 shares of Common Stock.  If you purchase Shares in this Offering you will experience immediate and substantial dilution.

Dilution represents the difference between the price per share paid by purchasers in this Offering and the net tangible book value per share.  Net tangible book value per share represents our net tangible assets (our total assets less our total liabilities), divided by the number of shares of Common Stock outstanding at the time of the offering.  Our net tangible book value as of March 31, 2010 was $(131,857).  Based upon 10,020,000 issued and outstanding shares of Common Stock on March 31, 2010, our net tangible book value per share was ($0.01).  After giving effect to the sale of all 15,000,000 Shares being offered in this Offering at $2.00 per share and the payment of expenses up to 10% of the proceeds related to the Offering, our pro forma net tangible book value would be $26,869,643 and our net tangible book value per share would be $1.07 which represents an immediate increase in net tangible book value of $1.08 per share and an immediate dilution to the purchasers of Shares in this Offering of $0.93 per share (or 46.5%).

The following table illustrates the pro forma per share dilution described above assuming 1,000,000, 5,000,000 or 15,000,000 shares are sold:

	1,000,000 Shares Sold	5,000,000 Shares Sold	15,000,000 Shares Sold
Offering Price per share	$2.00	$2.00	$2.00
Net tangible book value per share before the offering	$(0.01)	$(0.01)	$(0.01)
Increase per share attributable to purchase of stock by investors	$0.16	$0.60	$1.08
Pro forma net tangible book value per share after the offering	$0.15	$0.59	$1.07

Dilution per share to new investors	$1.85	$1.41	$0.93

Percentage dilution per share	92.5%	70.5%	46.5%

Financial Statements
Notes to Financial Statements
3. Stockholders’ Equity
Common Stock, page F-17

Sasha Parikh
August 12, 2010

Staff Comment 3. Based on your response to comment 35 it appears that your situation is not a deviation from the Interpretive Response to SAB Topic 5:G because the fair value of either the stock issued or assets acquired is not objectively measurable and the CEO’s stock ownership following the transaction was so significant that he retained a substantial indirect interest in the assets as a result of stock ownership in the Company.  Also, the authoritative accounting literature,  ASC 505-50-30, you cite does not appear to apply to the transfer of nonmonetary assets by promoters or shareholders.  Therefore, please explain to us further your basis under GAAP for recording these intangible assets at fair value and tell us why recording these assets at the CEO’s historical cost basis is not appropriate using the guidance in the SAB.

3.           As noted in our initial response to comment 35, the costs to develop the intellectual property given in exchange for common stock of the Company were incurred by the Company’s founder, Dr. David Platt, as an individual, over the course of a long career and study of carbohydrate chemistry.    The research efforts that contributed to the development of the intellectual property were performed on Dr. Platt’s personal time and the support costs associated with it were fully funded by Dr. Platt personally.  The development of the intellectual property was not performed in connection with any other entity.  As a result, there was no record keeping to support the historical cost basis, as determined under GAAP, of the nonmonetary assets referenced above.  Because there was substantial effort, over a number of years, put into developing the provisional patent, patent and manufacturing, clinical trial and FDA approval process know-how, we believed that to assign no cost to these assets would have significantly understated the actual cost of the assets acquired by the Company (and the corresponding value of the common stock issued), was not the intention of SAB Topic 5:G, Transfers of Nonmonetary Assets by Promoters or Shareholders, and could be potentially misleading to a reader of the financial statements.  Therefore, in the absence of accurate historical cost information, we undertook a process to establish our best estimate of (1) both the historical cost and value of the intangible assets contributed by Dr. Platt, and (2) the value of the common stock issued (in connection with this transaction, as well as the transaction discussed in the response to Comment No. 4 below).

The Company evaluated both the estimated historical cost and estimated value of the intangible assets by performing a valuation based on the avoided cost method, which while considered a form of the income approach, considers components of the cost approach while capturing investment attributes of an income approach.  The avoided cost method begins with a cost buildup (or estimate of historical cost), and considers also an investment rate of return and tax amortization benefit.  To determine the historical cost, we estimated the number of person years devoted to research efforts required to develop the assets and applied an estimated cost per year to arrive at a cost, then added other support costs, including estimated legal and administrative costs.  Certain components of fair value were then factored in, including a provision for income taxes, a required rate of return and a tax amortization benefit factor.  A summary of the calculation is as follows:

Sasha Parikh
August 12, 2010

	Provisional Patent	Patent	Know How	Total
Person Years	5	1	4
Cost Per Year	$300,000	$300,000	$175,000
Support Costs	225,000	30,000	270,000
Cost to Develop – Estimated Historical Cost	$1,725,000	$330,000	$970,000	$3,025,000
Provision for Income Taxes	(690,000)	(132,000)	(388,000)	(1,210,000)
Required Rate of Return-40%	414,000	79,000	233,000	726,000
Tax Amortization Factor	123,000	24,000	69,000	216,000
Estimated Fair Value	$1,572,000	$301,000	$884,000	$2,757,000
Estimated Fair Value Rounded	$1,570,000	$300,000	$880,000	$2,750,000

During our call on July 23, 2010, it was suggested that we consider using the cost approach without including the fair value elements.  This would result in a basis for the intellectual property contributed of $3,025,000 as compared to the $2,750,000 currently included in our filing.  We are willing to revise our filing to reflect cost excluding the fair value elements if this provides better disclosure.

Staff Comment  4.         We acknowledge your response to our comment 36.  In your response you indicate that “very little time was spent on these matters” referring to the advisory services listed and that the co-founder does not have a formal agreement or required commitment to provide such services after September 30, 2009.  In addition, the fair value of the stock issued does not appear to be reliably measurable because it was issued to a co-founder.  As there appears to be limited consulting services involved and no reliable measurement of fair value of the stock issued please explain to us why the stock issued to the co-founder should not be recorded at $10,000, the cash consideration given by the co-founder.

In determining the appropriate treatment of the common stock issued to our advisor, we considered potential “cheap stock” issues in recognition of the fact that the shares were issued within 12 months of our public offering, for cash consideration of $10,000, or $0.005 per share, as compared to the offering price in our prospectus of $2.00 per share (note that in subsequent filings, given the current market conditions, we plan to reduce the offering price to $1.00).  The issuance price was considered unreasonably low as compared to the expected offering price.   Therefore, as discussed in our response to comment No. 3 above, we undertook a process to estimate the value of the common stock issued in accordance with the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.   The Company was determined to be in Stage 1 of enterprise development, and as such, the adjusted net asset method was used to value our common stock.  The net asset method is based on marking the assets on the balance sheet to their fair value and deducting the fair value of the liabilities.  The net assets of the Company at the reporting date consist solely of the intellectual property discussed in our response to Comment No. 3.   The estimated value of such assets (as shown above) equals $2,750,000.  Therefore the fair value on a per share basis equals $0.275 per share.  In our determination of the most appropriate value to be assigned to the shares issued to the advisor, we concluded that the fair value of the common stock issued ($0.275 per share) was more appropriate than the value of the cash consideration received ($0.005 per share), especially in light of the planned public offering.  This results in $550,000 allocated to this co-founders shares.  The alternative is to value this co-founders shares at $10,000 or $0.005 per share.  We are willing to revise our filing if this provides better disclosure.

Sasha Parikh
August 12, 2010

The Company appreciates the Staff’s comments with respect to the Registration Statement.  Comments or questions regarding this letter may be directed to the undersigned at (617) 946-4856 or by fax to 617-946-4801 or to Mark Katzoff of our office at (617) 946-4887.

Very truly yours,

Seyfarth Shaw LLP

/s/ David E. Dryer

David E. Dryer, Esq.

ded:tp

cc:	David H. Platt, Ph.D.
Mark A. Katzoff, Esq.